INSTITUTIONAL INVESTMENT STRATEGY FUND

Investor Class Shares
Founder Class Shares
of Beneficial Interest

Supplement dated October 2, 2026 to the Prospectus dated July 29, 2026
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Effective November 1, 2026, the minimum initial investment for Founder Class Shares has been increased to $25,000.  Accordingly, the fifth paragraph on the Cover of the Prospectus is replaced with the following:

Securities Offered. The Fund engages in a continuous offering of two classes of shares of beneficial interest of the Fund:  Investor Class and Founder Class (previously referred to as Class I). The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, under the terms of this prospectus, unlimited shares of beneficial interest, at the net asset value (“NAV”) per share.  Neither share class is subject to sales charges. The minimum initial investment by a shareholder is $1,000 for Investor Class Shares and $25,000 for Founder Class. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in accordance with the Fund’s principal investment strategy will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV. See “Plan of Distribution.”

The first heading and paragraph on page 22 of the Prospectus are replaced with the following:

Founder Class shares

Founder Class shares are sold at the prevailing NAV per share and are not subject to any upfront sales charge. Founder Class shares are not subject to a distribution fee or shareholder servicing fees but are subject to a 2.00% redemption fee on shares held less than 12 months. Because Founder Class shares of the Fund are sold at the prevailing NAV per share without an upfront sales charge, the entire amount of your purchase is invested immediately. Founder Class shares require a minimum investment of $25,000. The Fund or the Adviser may waive the minimum investment at either's discretion.

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This Supplement and the Prospectus and SAI provide relevant information for all shareholders and should be retained for future reference. These documents have been filed with the Securities and Exchange Commission, and the Fund’s registration statement on Form N-2, dated July 29, 2026 and are incorporated herein by reference.